Exhibit 12.1
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

						Six Months
	Year-Ended December, 31,					Ended
(unaudited)	2008	2007	2006	2005	2004	June 30, 2009
Earnings:
Income from continuing operations before income taxes	123,372	140,499	153,572	71,581	20,916	(263,230)
Fixed charges	33,525	33,216	22,099	15,398	11,581	13,929

Earnings	156,897	173,715	175,671	86,979	32,497	(249,301)

Fixed charges:
Rental expense	6,759	5,800	4,633	2,333	1,867	2,219
Interest expense	26,766	27,416	17,466	13,065	9,714	11,710

Fixed charges	33,525	33,216	22,099	15,398	11,581	13,929

Ratio of earnings to fixed charges	4.7	5.2	7.9	5.6	2.8	(17.9)